SU Group Holdings Limited

Unit 01 – 03, 3/F, Billion Trade Centre

31 Hung To Road, Kwun Tong Kowloon,

Hong Kong

December 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field

Re:	SU Group Holdings Limited.

Registration Statement on Form F-1

Initially filed on May 16, 2023, as amended

File No. 333-275705

Dear Mr. Field:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SU Group Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective at 4:15 p.m. ET on Friday, December 29, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Chan Ming Dave
Chan Ming Dave, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP